For Immediate Release
April 22, 2004

SAP Announces 2004 First Quarter Results

Company Reports 5% Growth in Software Revenues
U.S. Software Revenues Increased 45%
Net Income Increased 23%

     WALLDORF — April 22, 2004 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2004.

HIGHLIGHTS — First Quarter 2004

Revenues

•	Software revenues were €370 million (2003: €352 million), representing an increase of 5% compared to 2003. At constant currencies(1), software revenues increased 11% year-over-year.

•	Software revenues in the U.S. increased 45%, or 65% at constant currencies(1).

•	Total revenues were €1.6 billion (2003: €1.5 billion), which was an increase of 2% compared to 2003. At constant currencies(1), total revenues increased 8% year-over-year.

•	The percentage of order entry from new customers was 33%, which was the highest in the past eight quarters.

Income

•	Operating income was €333 million (2003: €298 million), which was an increase of 12% compared to last year. Pro forma operating income(2) was €332 million (2003: €304 million), representing an increase of 9% compared to 2003. At constant currencies(1), operating income increased 20% and pro forma operating income(2) increased 18%.

SAP Reports 2004 First Quarter Results

•	The operating margin was 21.4%, which was up 1.8 percentage points year-over-year. The pro forma operating margin(2) was 21.3%, which represented an increase of 1.3 percentage points compared to 2003.

•	Net income was €229 million (2003: €186 million), or €0.74 per share (2003: €0.60 per share, representing an increase of 23% compared to 2003. Pro forma net income(2) was €229 million (2003: €200 million), or pro forma €0.74 per share(2) (2003: €0.64 per share), representing an increase of 15% compared to 2003.

Cash Flow

•	Operating cash flow was €859 million (2003: €791 million), which was an increase of 9% compared to last year. Free cash flow(2) as a percentage of total revenues was 53% (2003: 50%). At March 31, 2004, the Company had €2.9 billion in liquid assets (March 31, 2003: €1.9 billion), representing a 53% increase compared to last year.

Peer Group Share

•	Once again, SAP, with approximately $450 million in software revenues on a quarter-end U.S. dollar exchange rate basis, gained share against its peer group. On a rolling four quarter basis, the Company’s worldwide share against its peer group (newly defined as SAP and the four companies mentioned in footnote 3) based on software revenues was 54% at the end of the first quarter of 2004 compared to 51% at the end of the first quarter of 2003.

•	On a rolling four quarter basis, the Company’s U.S. share against its peer group (newly defined as SAP and the four companies mentioned in footnote 4) based on software revenues was 34% at the end of the first quarter of 2004 compared to 25% at the end of the first quarter of 2003.

     “We are pleased with the start to 2004 as our results support our expectations for the year,” said Henning Kagermann, Chief Executive Officer of SAP. “We reported another excellent quarter from our U.S. organization, which is demonstrating strong sales execution.”

SAP Reports 2004 First Quarter Results

BUSINESS OUTLOOK

     SAP has not changed its outlook and continues to provide the following guidance for the full year 2004.

•	Software revenues are expected to increase by around 10% compared to 2003.

•	The pro forma operating margin(2), which excludes stock-based compensation and acquisition-related charges, is expected to increase by around one percentage point compared to 2003.

•	Pro forma earnings per share(2), which excludes stock-based compensation, acquisition-related charges and impairment-related charges, are expected to be in the range of €4.20 to €4.30 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.25 per €1.00.

Mr. Kagermann continued, “Companies are looking at software investments in terms of their ability to support growth opportunities and business flexibility. With SAP NetWeaver and our comprehensive product portfolio, we are meeting the needs of our customers in all of our markets.”

SAP Reports 2004 First Quarter Results

BUSINESS REVIEW — First Quarter 2004

Key figures at a glance (in € millions, unaudited)
SAP Group

	Q1 2004	Q1 2003	Change	% Change
Software revenues	370	352	+18	+5%
Revenues	1,556	1,520	+36	+2%
Operating income	333	298	+35	+12%
Income before taxes	364	311	+53	+17%
Net income	229	186	+43	+23%
Headcount, in FTE
(Mar. 31)	30,166	28,654	+1,512	+5%

Software Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q1 2004	Q1 2003	Change	% Change
Total	370	352	+18	+5%
- at constant currency rates				+11%
EMEA	197	205	-8	-4%
- at constant currency rates				-3%
Americas	127	88	+39	+44%
- at constant currency rates				+62%
Asia Pacific	46	59	-13	-22%
- at constant currency rates				-17%

     The 5% growth in software revenues was mainly driven by the Americas region, especially the U.S. Software revenues in the U.S. increased 45%, or 65% at constant currencies(1). In the EMEA region, software revenues were down 4%, or 3% at constant currencies(1). The Company continued to experience a difficult environment in Europe. In Germany, software revenues were down 1%. Software revenues in the APA region were 22% lower, or 17% at constant currencies(1). The decrease in the APA region was the result of a 37%, or 34% at constant currencies(1), decline in software revenues in Japan. In Japan, the Company is undergoing a sales force realignment to adopt a higher volume sales model. In China the Company continues to see very strong growth rates.

SAP Reports 2004 First Quarter Results

Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q1 2004	Q1 2003	Change	% Change
Total	1,556	1,520	+36	+2%
- at constant currency rates				+8%
EMEA	871	854	+17	+2%
- at constant currency rates				+3%
Americas	500	468	+32	+7%
- at constant currency rates				+21%
Asia Pacific	185	198	-13	-7%
- at constant currency rates				-3%

Software Revenue by Solution (in € millions, unaudited)(5)
SAP Group

Q1 2004
ERP	156
SCM	81
CRM	71
PLM	31
SRM	24
Other	7
Total Software Revenue	370

KEY EVENTS IN FIRST QUARTER 2004

•	Major contracts in the first quarter of 2004 include Chevron, Johns Hopkins, and Wyeth in the Americas; Deutz, The Boots Company, and Westdeutsche Allgemeine in EMEA; and AXA Life Insurance, Bank of China, and Nippon Meat Packers in Asia/Pacific.

•	With simultaneous announcements at CeBIT, the world’s leading technology trade fair in Hanover, and at its Palo Alto campus in California, SAP presented the newest release of SAP NetWeaver™ 2004, the first truly integrated platform to be delivered as one packaged solution. SAP NetWeaver 2004 synchronizes the release of all its technology components and delivers new functional enhancements to help customers execute flexible business strategies and drive business change and innovation while reducing IT costs and complexities. SAP NetWeaver 2004 will serve as the foundation for new releases of mySAP™ Business Suite solutions.

•	SAP and Visa International announced their intention to integrate SAP NetWeaver™ and the Visa Commercial Format (VCF), a standard data set containing enhanced spending data from all Visa Commercial payment products, to provide unprecedented levels of data delivery to corporations that use Visa with SAP’s enterprise resource planning (ERP) systems. By integrating SAP NetWeaver and Visa’s enhanced data services, Visa and SAP will enable corporations and their employees to manage payments for business expenditures,

SAP Reports 2004 First Quarter Results

automatically integrate related transaction data into enterprise systems and increase the speed and lower the cost of expense administration.

•	SAP and Coca-Cola Enterprises announced a joint strategic development initiative that will result in a new generation of solutions, including mobile solutions, to improve direct store delivery, full-service vending and equipment service for the beverage and other consumer products industries. The initiative combines the expertise of Coca-Cola Enterprises in beverage market development and execution with the software development capabilities of SAP to produce a next-generation software solution supporting the direct store delivery process from order to cash and settlement.

•	SAP announced the launch of the first packaged radio frequency identification (RFID) solution for supply chain management. SAP is delivering a solution that is the first of its kind developed and built entirely from the ground up to help companies manage the data reads from and writes to RFID tags. This technology will dramatically change supply chain management in the retail and consumer product industries. The announcement was made at the National Retail Federation (NRF) show held in January 2004 in New York.

•	To support its customers’ transitions from SAP R/3 to mySAP ERP, SAP announced in March a newly defined maintenance timeframe for reliable, long-term planning. SAP introduced the “5 - 1 - 2” release and maintenance strategy.

•	SAP’s Executive Board and Supervisory Board decide to propose a 33% increase in the annual dividend for 2003 to €0.80 per non-par share from €0.60 per non-par share the previous year. The final dividend per ADR is calculated as one-fourth of the €0.80 dividend and is dependent on the Euro-/US-Dollar exchange rate.

Press Conference / Investor Conference / Webcast

SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific), The conference call will be web cast live at <http://www.sap.com/investor> and will be available for replay as well.

Footnotes

1)	Constant currency data excludes the impact of currency exchange rates.

2)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

SAP Reports 2004 First Quarter Results

3)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting the actual competition against the major global business applications providers. Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (Business Solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be I2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share against its competitors would have been 60% in the first quarter of 2004.

4)	Beginning in the first quarter of 2004, the Company’s peer group changed, better reflecting the actual competition against the major global business applications providers. U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. Until the end of 2003, SAP considered its peer group to be I2 Technologies, Inc., Oracle Corp. (business applications only), PeopleSoft, Inc. and Siebel Systems, Inc. Based on the peer group used in 2003, SAP’s share against its competitors would have been 38% in the first quarter of 2004.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20F.

SAP Reports 2004 First Quarter Results

About SAP

SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes-from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by SAP’s 27 industry-specific solution portfolios. Today, more than 22,600 customers in over 120 countries run more than 76,100 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT

(Tables to follow)

SAP Reports 2004 First Quarter Results

Consolidated Income Statements
SAP Group 1. Quarter
(unaudited)

(in EUR millions)

			Change in
	2004	2003	%
Software revenue	370	352	5%
Maintenance revenue	666	608	10%
Product revenue	1.036	960	8%
Consulting revenue	442	476	-7%
Training revenue	70	77	-9%
Service revenue	512	553	-7%
Other revenue	8	7	14%

Total revenue	1.556	1.520	2%

Cost of product	-182	-184	-1%
Cost of service	-401	-433	-7%
Research and development	-231	-218	6%
Sales and marketing	-325	-307	6%
General and administration	-81	-74	9%
Other income/expenses, net	-3	-6	-50%

Total operating expense	-1.223	-1.222	0%

Operating income	333	298	12%

Other non-operating income/ expenses, net	5	10	-50%
Financial income, net	26	3	767%

Income before income taxes	364	311	17%

Income taxes	-133	-123	8%
Minority interest	-2	-2	0%

Net income	229	186	23%

Basic earnings per share (in €)	0.74	0.60	23%

SAP Reports 2004 First Quarter Results

Consolidated Income Statements
SAP Group 1. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2004	2003	%
Pro forma EBITDA reconciliation:
Net income	229	186	23%

Minority interest	2	2	0%
Income taxes	133	123	8%
Net income before income taxes	364	311	17%

Financial income, net	-26	-3	767%
Other non-operating income/expenses, net	-5	-10	-50%
Operating Income	333	298	12%

Depreciation & Amortization	49	50	-2%
Pro forma EBITDA(2)	382	348	10%
as a % of Sales	25%	23%

Pro forma operating income reconciliation:
Operating Income	333	298	12%

LTI/STAR	-7	-1	600%
Settlement of stock-based compensation programs	0	1	-100%
Total stock-based compensation	-7	0	n/a
Acquisition-related charges	6	6	0%
Pro-forma operating income excluding stock-based compensation & acquisition-related charges(1)	332	304	9%

SAP Reports 2004 First Quarter Results

Consolidated Income Statements
SAP Group 1. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2004	2003	%
Finance Income	26	3	767%

- thereof Impairment-related charges	-1	-10	-90%
Income before income taxes	364	311	17%

Income taxes	133	123	8%
Effective Tax Rate	37%	40%

Pro forma Net income reconciliation:
Net income	229	186	23%

Stock-based compensation, net of tax	-5	0	n/a
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	1	10	-90%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges(1)	229	200	15%

Pro forma EPS reconciliation:
Earnings per share (in €)	0.74	0.60	23%

Stock-based compensation	-0.01	0.00	n/a
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.00	0.03	-90%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)(1)	0.74	0.64	15%

Weighted average number of Shares (in thousands)	310.902	311.119

SAP Reports 2004 First Quarter Results

Consolidated Balance Sheets
SAP Group

(unaudited)
(in EUR millions)

ASSETS

			Change in
	03/31/2004	12/31/2003%
Intangible assets	441	421	5%
Property, plant and equipment	1.020	1.020	0%
Financial assets	157	168	-7%

FIXED ASSETS	1.618	1.609	1%
Accounts receivables	1.689	1.771	-5%
Inventories and other assets	570	516	10%
Liquid assets/Marketable securities	2.922	2.097	39%

CURRENT ASSETS	5.181	4.384	18%
DEFERRED TAXES	261	265	-2%
PREPAID EXPENSES	101	68	49%

TOTAL ASSETS	7.161	6.326	13%

SHAREHOLDERS’ EQUITY AND LIABILITIES

			Change in
	03/31/2004	12/31/2003%
SHAREHOLDERS’ EQUITY	3.953	3.709	7%
MINORITY INTEREST	54	59	-8%
RESERVES AND ACCRUED LIABILITIES	1.318	1.567	-16%
OTHER LIABILITIES	688	686	0%
DEFERRED INCOME	1.148	305	276%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	7.161	6.326	13%

Days Sales Outstanding	74	76

SAP Reports 2004 First Quarter Results

Consolidated Statements of Cash Flows
SAP Group (unaudited)

Three months ended March 31,
(in EUR millions)

	2004	2003
Net income before minority interest	229	186

Minority interest	2	2
Net income	231	188
Depreciation and amortization	49	50
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-14	0
Write-downs of financial assets, net	2	9
Impacts of hedging	-4	1
Change in accounts receivable and other assets	56	178
Change in deferred stock compensation	-19	-1
Change in reserves and liabilities	-236	-330
Change in deferred taxes	-12	12
Change in other current assets	-37	-69
Change in deferred income	843	753
Net cash provided by operating activities	859	791

Acquisition of minorities in subsidiaries	-24	-9
Purchase of intangible assets and property, plant and equipment	-38	-44
Purchase of financial assets	-4	-6
Proceeds from disposal of fixed assets	20	6
Change in liquid assets (maturities greater than 90 days) and marketable securities	-122	-410
Net cash used in investing activities	-168	-463

Reduction/Purchase of treasury stock	14	-71
Impacts of convertible bonds, net	6	1
Other changes to additional paid-in-capital	3	-1
Proceeds from line of credit and long-term debt	8	4
Effect of STAR-hedge	-43	-9
Net cash used in financing activities	-12	-76

Effect of foreign exchange rates on cash	24	-15
Net change in cash and cash equivalents	703	237

Cash and cash equivalents at the beginning of the period	1.340	1.122
Cash and cash equivalents at the end of the period	2.043	1.359

SAP Reports 2004 First Quarter Results

Footnote(1):

SAP has provided information in 2003, 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2004 and 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than non-temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote(2):

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.